BALTIA AIR LINES, Inc.
63-65 Saunders Street, Suite 71
Rego Park, NY 11375


October 14, 2011

Mr. David R. Humphrey
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549


Reference: BALTIA AIR LINES, INC.
           Form 10-K for the year ended December 31, 2010
           SEC Comment Letter dated August 18, 2011
           Followup Comment letter dated September 28, 2011
           File No. 001-14519

Dear Mr. Humphrey,

      This letter responds point by point to your letter of September 28, 2011. Please note that, in the absence of additional comments, we will amend our Form 10-K for year ended December 31, 2010 within 2 weeks following the submission of our comments.


      FOLLOWUP COMMENT 1.DISCLOSURE OF RELATED PARTY LOAN.
(ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.)
(Modified per SEC 9/letter)

     The Company proposes to amend Form 10-K Item 13 as follows:

BEGINNING OF AMENDMENT

     Mr. Vick Luis Bolanos, a Baltia shareholder was elected to the Baltia Board of Directors while he was, and remains, President and Chairman of Eastern Construction & Electric, Inc. ("Lender") On December 1, 2010, Lender loaned Baltia 1.150 million dollars US at 9% interest per annum paid quarterly. The first quarterly payment, due in 2011, accrued $8,625 during 2010. The principal on this loan is to be repaid when Baltia has raised $4 million in the open market or from operating revenues by March 31, 2013, whichever occurs sooner. Lender has a security interest up to
     $2.9 million in Baltia's two B747 aircraft, N705BL and N706BL.

     Baltia paid closing costs by issuing non-registered shares and warrants. Of those, Mr. Bolanos was issued non-registered shares having a current value between $200,000 and $225,000 and warrants which have potential value if exercised. No shares or warrants were issued to Lender.

END OF AMENDMENT

Followup Comment 2. THE REVISED SIGNATURE PAGE. ((SIGNATURES -
Modified per SEC 9/letter)

The Company proposes to amend Form 10-K Item 13 as follows:

BEGINNING OF AMENDMENT

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baltia Air Lines, Inc.

Date: October XX, 2011

/s/ Igor Dmitrowsky
By: Igor Dmitrowsky, President, CEO and CFO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

     SIGNATURE                TITLE                      DATE

/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky        Principal Executive Officer

/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky        Principal Accounting
                           Officer

/s/ Walter Kaplinsky  Secretary and Director          October XX, 2011
Walter Kaplinsky

/s/ Andris Rukmanis   V.P. Europe and Director        October XX, 2011
Andris Rukmanis

/s/ Vick Luis Bolanos      Director                   October XX, 2011
Vick Luis Bolanos

END OF AMENDMENT



Followup Comment 3. CONTRACTS PREVIOUSLY LISTED. (MATERIAL
EXHIBITS)

The contracts are material to Baltia's operations. Baltia seeks confidentiality treatment for portions of each contract.
 Redacted and complete copies are being filed by paper. Upon receiving a decision, and as directed, Baltia will file redacted copies of its agreements with its amended 10-K filing.

FOLLOWUP COMMENT 4. THE REVISED CERTIFICATION. (EXHIBIT 31.1 &
32.1) (Modified per SEC 9/letter) The Company proposes to amend Form 10-K certification as follows:


BEGINNING OF AMENDMENT

Exhibit 31.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Igor Dmitrowsky, certify that:

1. I have reviewed this annual report on Form 10-K of Baltia Air
Lines, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October ##, 2011

/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky      (Principal Executive Officer)

/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky      (Principal Accounting
                           Officer)

EXHIBIT 32.1

BALTIA AIR LINES, INC.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report Baltia Air Lines, Inc.
(the "Company") on Form 10-K for the period ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the Report),

I, Igor Dmitrowsky, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section
13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by
Section 906 has been provided to Baltia Air Lines, Inc. and will be retained by Baltia Air Lines, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Date: October XX, 2011


/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky      (Principal Executive Officer)

/s/ Igor Dmitrowsky    Chairman, CEO and CFO          October XX, 2011
Igor Dmitrowsky      (Principal Accounting
                           Officer)


END OF AMENDMENT


CERTIFICATION AND ACKNOWLEDGMENT.

     This is to confirm and acknowledge that Baltia Air Lines, Inc. is responsible for the adequacy and accuracy of disclosures made in its filings with the Commission, and in particular, with respect to this filing, and that SEC staff comments and changes to this disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filings, and further, that the Company is not permitted to assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Baltia Air Lines

by:  /s/  Igor Dmitrowsky
Igor Dmitrowsky, President
and Chief Financial Officer

October 14, 2011